March 30, 2018

BY EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

PowerShares Exchange-Traded Self-Indexed Fund Trust

1933 Act Registration No. 333-221046

1940 Act Registration No. 811-23304

Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for the Registration Statement on Form N-1A for PowerShares Exchange-Traded Self-Indexed Fund Trust, as amended by Pre-Effective Amendment No. 1, filed on March 30, 2018, be accelerated so that it will become effective as of April 4, 2018 or as soon thereafter as practicable.

POWERSHARES EXCHANGE-TRADED SELF-INDEXED FUND TRUST		INVESCO DISTRIBUTORS, INC.

By:	/s/ Peter Davidson	By:	/s/ Peter Davidson
Name:	Peter Davidson	Name:	Peter Davidson
Title:	Assistant Secretary	Title:	Assistant Secretary